Exhibit 99.1
Navios Maritime Acquisition Corporation
Reports Financial Results for the Three and Nine
Months ended September 30, 2010
•	Declared first quarterly dividend of $0.05 per share for Q3 2010

•	Acquired two new build LR1 product tankers

•	Adjusted EBITDA of $5.1 million for Q3 2010

•	Delivery of one chemical tanker
     PIRAEUS, GREECE November 10, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, today reported its financial results for the three and nine months ended September 30, 2010.
Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “We are pleased to announce a dividend for Q3 2010 of $.05 cents a share. This represents an annual dividend of $.20 per share and a current return of about 3.6% based on yesterday’s closing stock price. Our dividend policy achieves a balance between providing a current return to shareholders and allowing reinvestment of cash flow into the business. Indeed, we also announced the acquisition of two new build LR1 product tankers. This transaction, partially funded with mandatorily convertible preferred stock, reflects our continued ability to grow and suggests that our equity is attractive as an acquisition currency.”
Ms. Frangou continued, “The third quarter represents the first full quarter of operations, but was burdened by the expenses of the VLCC acquisition. We closed this transaction in September and only enjoyed a small portion of the VLCC fleet’s contracted revenue. We look forward to a more normalized cash flow in the succeeding quarters.”
2010 HIGHLIGHTS — RECENT DEVELOPMENTS
Dividend of $0.05 per share of common stock
     The Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2010 of $0.05 per share of common stock. The dividend is payable on January 12, 2011 to shareholders of record as of December 8, 2010. The declaration and payment of any further dividend remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisitions’ cash requirements as measured by market opportunities and restrictions under its credit agreements.
Acquisition of two new build LR1 product tankers
     In October 2010, Navios Acquisition entered into an agreement for the acquisition of two new build LR1 product tankers scheduled to be delivered in the fourth quarter of 2011 from a South Korean shipyard. The acquisition price including the issuance of mandatorily convertible preferred shares, was $82.8 million and will be partially financed with a new credit facility of $52.2 million. The new credit facility that Navios Acquisition has entered into has an amortization profile of 18.9 years and bears an interest of LIBOR plus (i) 250 bps prior to delivery of the vessels and (ii) 275 bps thereafter. The credit facility also requires compliance with certain financial covenants.
Delivery of the chemical tanker vessel Nave Cosmos
     On October 27, 2010, Navios Acquisition took delivery of the chemical tanker Nave Cosmos of 25,130 mt from a South Korean shipyard into its owned fleet. The vessel is chartered out for three months with an option for three additional months at a net daily charter rate of $10,238 for the first three months and $12,188 for the optional months.

Extension of Two Existing Purchase Options
     The Company announced the extension of the two existing options on two LR1 product tankers. These options were to originally expire in January 2011, but have now been extended through March 2011.
Adjustment of Two LR1 Product Tanker Delivery Dates
     The Company announced the adjusted delivery of two LR1 product tankers in the existing fleet. Delivery is now scheduled for H2 2012.
$400.0 million 8 5/8% First Priority Ship Mortgage Notes Due 2017
     On October 21, 2010, Navios Acquisition completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Notes”). The Notes are secured by first priority ship mortgages on six very large crude carrier vessels aggregating approximately 1.8 million deadweight tons owned by certain subsidiary guarantors. The Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries.
     The net proceeds of the offering totaling $386.5 million were used to repay borrowings under certain of Navios Acquisition’s existing credit facilities and for working capital purposes.
Acquisition of VLCC tanker vessels
     On September 10, 2010, Navios Acquisition consummated its acquisition (the “VLCC Acquisition”) of a fleet of seven VLCC tankers for an aggregate purchase price of $587.0 million adjusted for net working capital acquired of $20.1 million. The acquisition was financed as follows: (a) $410.5 million of bank debt, assumed at closing consisting of six credit facilities with a consortium of banks; (b) $134.3 million of cash paid at closing; (c) $10.7 million through the issuance of 1,894,918 shares of common stock at closing of which 1,378,122 were deposited into a one-year escrow account to provide for indemnity or other claims; and (d) $51.4 million due to a shipyard in 2011 for the new build VLCC scheduled for delivery in June 2011(of which $36.8 million is expected to be drawn down from existing debt facilities entered into in connection with the VLCC Acquisition).
     The cash portion of the purchase price paid at closing was financed by: (i) $32.2 million of cash from the balance sheet of the acquired entities; (ii) $40.0 million in short-term financing from Navios Holdings with a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012; and (iii) existing cash resources of Navios Acquisition.
FINANCIAL HIGHLIGHTS
     For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three and nine month periods ended September 30, 2010 and 2009. The quarterly 2010 and 2009 information was derived from the unaudited condensed consolidated financial statements for the respective periods. Adjusted EBITDA and Adjusted Net Income are non-US GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results.

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September	September	September	September
	30, 2010	30, 2009	30, 2010	30, 2009
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$8,102	$—	$8,128	$—
Adjusted EBITDA(1)	$5,071	$—	$4,589	$—
Net loss	$(6,512)	$(129)	$(9,118)	$(468)
Adjusted Net Income (2)	$1,507	$—	$1,041	$—
Earnings Per Share	$(0.26)	$(0.00)	$(0.34)	$(0.02)
Adjusted Earnings Per Share(2)	$0.05	$—	$0.04	$—

(1)	Adjusted EBITDA for the three months ended September 30, 2010, excludes $8.0 million of transaction costs for the VLCC Acquisition.

Adjusted EBITDA for the nine months ended September 30, 2010, excludes $8.0 million of transaction costs for the VLCC Acquisition and $2.1 million of share based compensation.

(2)	Adjusted Net Income and Adjusted Earnings per Share for the three and nine months ended September 30, 2010, also exclude the items described above. Adjusted Net Income for the nine months ended September 30, 2010, also excludes the share based compensation of $2.1 million. Adjusted Earnings per Share for the three and nine months ended September 30, 2010 were further adjusted to exclude the incremental fair value of securities offered to induce warrants exercised of ($0.7) million.
Three month periods ended September 30, 2010 and 2009
     Revenue for the three month period ended September 30, 2010 was $8.1 million. Following the delivery of the product tanker Ariadne Jacob on July 2, 2010 and the VLCC acquisition on September 10, 2010, Navios Acquisition had 308 available days at a TCE rate of $26,129. There was no revenue in the corresponding period of 2009.
     Net Loss for the three month period ended September 30, 2010 amounted to $6.5 million compared to $0.1 income million for the three month period ended September 30, 2009. The $6.5 million loss incurred in the three month period ended September 30, 2010 was due to (a) $2.5 million of management expenses; (b) $8.0 million expenses incurred in connection with the VLCC Acquisition; (c) $2.4 million depreciation and amortization; (d) $1.5 million interest expense and finance cost; and (e) $0.4 million of general and administrative expenses. The $14.8 million expenses were partially offset by $8.1 million revenue following the acquisition of product tanker Ariadne Jacob and the VLCC vessels and $0.3 million interest income.
     Adjusted Net Income for the three month period ended September 30, 2010 was $1.5 million and represented net income for the three month period ended September 30, 2010, excluding items such as the transaction costs of $8.0 million incurred in connection with the VLCC Acquisition.
     During the three month period ended September 30, 2009, Navios Acquisition had not commenced its operations and the $0.1 million loss was primarily related to $0.2 million of general and administrative expenses offset by $0.1 million of interest income.
     Adjusted EBITDA for the three month period ended September 30, 2010 was $5.1 million as result of the $8.1 million revenue from vessel operations which was partially offset by: (a) $2.5 million management fees; (b) $0.1 million voyage expenses and (c) $0.4 million general and administrative expenses.
Nine month periods ended September 30, 2010 and 2009
     Revenue for the nine month period ended September 30, 2010 was $8.1 million. Following the VLCC Acquisition and the acquisitions of the Collin Jacob in June 2010 and the Ariadne Jacob in July 2010, Navios Acquisition had 309 available days at a TCE of $26,084 for the nine month period ended September 30, 2010. There was no revenue in the corresponding period of 2009.
     Net Loss for the nine month period ended September 30, 2010 amounted to $9.1 million compared to $0.5 million for the nine month period ended September 30, 2009. The $9.1 million loss incurred in the nine month period ended September 30, 2010 was due to: (a) $2.5 million of management expenses; (b) $8.0 million expenses incurred in connection with the VLCC Acquisition; (c) $2.1 million of share based compensation; (d) $2.4 million depreciation and amortization; (e) $1.8 million interest expense and finance cost; and (e) $1.0 million of general and administrative expenses. The $17.8 million expenses were partially offset by $8.1 million revenue following the VLCC Acquisition and the acquisition of the product tanker Ariadne Jacob and $0.6 million interest income.
     Adjusted Net Income for the nine month period ended September 30, 2010 was $1.0 million and represents net income for the nine month period ended September 30, 2010, excluding items such as the transaction costs of $8.0 million incurred in connection with the VLCC Acquisition and the share based compensation of $2.1 million.
     During the nine month period ended September 30, 2009, Navios Acquisition had not commenced its operations and the $0.5 million loss was primarily related to $0.8 million of general and administrative expenses offset by $0.3 million of interest income.
     Adjusted EBITDA for the nine month period ended September 30, 2010 was $4.6 million as result of $8.1 million revenue from vessel operations which was partially offset by: (a) $2.5 million management fees; (b) $0.1 million voyage expenses and (c) $0.9 million general and administrative expenses.
Time Charter Coverage
     As of November 10, 2010, Navios Acquisition had contracted 95.6%, 81.3%, and 57.4% of its available days on a charter-out basis for 2010, 2011 and 2012, respectively, equivalent to $33.2 million, $107.4 million and $116.1 million of revenue, respectively. The average contractual daily charter-out rate for the core fleet is $30,087, $34,187 and $35,231 for 2010, 2011 and 2012, respectively
Fleet Employment Profile
     The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet performance for the three and nine month periods ended September 30, 2010 and 2009.

	Three months ended	Nine months ended
	September 30, 2010	September 30, 2010
	(unaudited)	(unaudited)
FLEET DATA
Available days (1)	308	309
Operating days (2)	308	309
Fleet utilization (3)	100%	100%
Vessels operating at period end	8	8
Time Charter Equivalent per day (4)	$26,129	$26,084

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.
Conference Call, Webcast and Presentation Details:

     As previously announced, Navios Acquisition will host a conference call today, Wednesday, November 10, 2010 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on third quarter 2010 financial results.
US Dial In: +1.877.480.3873
International Dial In: +1.404.665.9927
Conference ID: 2298 4614
The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:
US Replay Dial In: +1.800.642.1687
International Replay Dial In: +1.706.645.9291
Conference ID: 2298 4614
The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, http://www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.
A supplemental slide presentation will be available on the Navios Acquisition website at http://www.navios-acquisition.com under the “Investors” section at 7:45 am ET on the day of the call.
About Navios Acquisition
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
For more information about Navios Acquisition, please visit our website: http://www.navios-acquisition.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
info@navios-acquisition.com

EXHIBIT I
NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except share data)

	September 30
	2010	December
	(unaudited)	31, 2009
ASSETS
Current assets
Cash and cash equivalents	$40,206	$87
Restricted cash, short term portion	9,945	—
Prepaid expenses & other current assets	1,651	55
Accounts receivable, net	1,917	—

Total current assets	53,719	142

Vessels, net	504,760	—
Vessel deposits	264,190	—
Deferred finance costs, net	7,285	—
Goodwill	1,994	—
Intangibles — other than goodwill	60,009	—
Investments	—	251,493
Restricted cash, long term portion	27,498	—

Total non current assets	865,736	251,493

Total assets	$919,455	$251,635

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,214	$56
Accrued expenses	17,601	414
Due to related parties	4,303	31
Deferred revenue	5,085	—
Deferred underwriters fees	—	8,855
Current portion of long term debt	42,816	—

Total current liabilities	73,019	9,356

Long term debt, net of current portion	610,165	—
Unfavorable lease terms	5,782	—
Other long term liabilities	3,158	—

Total non current liabilities	619,105	—

Total liabilities	692,124	9,356

Common stock subject to redemption, 10,119,999 shares at redemption value $9.91 per share		100,289

Stockholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 3,000 and 0 issued and outstanding as of September 30, 2010 and December 31, 2009	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 41,910,572 and 31,625,000 shares issued and outstanding as of September 30, 2010 and December 31, 2009, respectively	4	3
Additional paid-in capital	236,046	141,588
(Accumulated Deficit) / Retained Earnings	(8,719)	399

Total stockholders’ equity	227,331	141,990

Total liabilities and stockholders’ equity	$919,455	$251,635

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three	For the Three	For the Nine	For the Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September	September	September	September
	30, 2010	30, 2009	30, 2010	30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$8,102	$—	$8,128	$—
Time charter expenses	(67)	—	(67)	—
Management fees	(2,534)	—	(2,548)	—
General and administrative expenses	(409)	(232)	(955)	(764)
Share based compensation	—	—	(2,140)	—
Transaction cost	(8,019)	—	(8,019)	—
Depreciation and amortization	(2,376)	—	(2,380)	—
Interest income	324	111	593	281
Interest expenses and finance cost, net	(1,511)	—	(1,761)	—
Other income/ (expense), net	(22)	(8)	31	15

Net loss	$(6,512)	$(129)	$(9,118)	$(468)

Incremental fair value of securities offered to induce warrants exercised	(647)	—	(647)	—

Net loss attributable to common shareholders	(7,159)	(129)	(9,765)	(468)

Net loss per share, basic	$(0.26)	$(0.00)	$(0.34)	$(0.02)

Weighted average number of shares, basic	27,819,339	31,625,000	29,131,128	31,625,000

Net loss per share, diluted	$(0.26)	$(0.00)	$(0.34)	$(0.02)

Weighted average number of shares, diluted	27,819,339	31,625,000	29,131,128	31,625,000

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	For the Nine	For the Nine
	Months	Months
	Ended	Ended
	September	September
	30, 2010	30, 2009
	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(9,118)	$(468)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Share based compensation	2,140	—
Preferred shares	5,619	—
Depreciation and amortization	2,380	—
Amortization of deferred finance cost	136	—

Changes in operating assets and liabilities:		—
Decrease/ (increase) in prepaid expenses	1,097	(29)
Increase in accounts receivable	(1,124)	—
Increase in deferred revenue	2,645	—
Increase/(decrease) in accrued expenses	3,945	(3)
Increase/(decrease) in due to related parties	3,793	(106)
Increase/(decrease) in accounts payable	3,157	80

Net cash provided by/ (used in) operating activities	14,670	(526)

Investing Activities
Cash paid for net assets acquired net of cash assumed	(76,428)	—
Cash (used in)/ paid for business acquisition, net of cash assumed	(102,038)	—
Acquisition of vessels	(78,613)	—
Deposits for vessel acquisition	(35,984)	—
Release from trust account	251,493	758

Net cash (used in)/ provided by investing activity	(41,570)	758

Cash flows from financing activities
Loan proceeds, net of deferred finance fees	167,989	—
Loan repayments	(65,932)	—
Deferred underwriter’s fee	(8,855)	—
Restricted cash	(1,847)	—
Net proceeds from warrant exercise	74,976	—
Conversion of common stock into cash, upon redemption of common stock	(99,312)	—

Net cash provided by financing activities:	67,019	—

Net increase in cash and cash equivalents	$40,119	$232
Cash and cash equivalents, at beginning of period	87	2

Cash and cash equivalents, at end of period	$40,206	$234

Supplemental disclosures of cash flow information
Common shares issued for VLCC acquisition: 1,894,918	10,745	—
Cash paid for interest	3,006	—

EXHIBIT II
Disclosure of Non-GAAP Financial Measures
EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to Navios Acquisitions’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities
In thousands of US Dollars

	Three Month Period Ended	Nine Month Period Ended
	September 30, 2010	September 30, 2010
	($ ‘000)	($ ‘000)
	(unaudited)	(unaudited)

Net Cash from Operating Activities	$12,082	$14,670
Net increase in operating assets	19	27
Net increase in operating liabilities	(10,481)	(13,540)
Net interest cost	1,187	1,168
Deferred finance charges	(136)	(136)
Transaction costs	2,400	2,400

Adjusted EBITDA (1)	$5,071	$4,589

(1)	Adjusted EBITDA for the three months ended September 30, 2010 excludes $8.0 million of transaction costs for the VLCC acquisition.

Adjusted EBITDA for the nine months ended September 30, 2010 excludes $8.0 million of transaction costs for the VLCC acquisition and $2.1 million of share based compensation.

EXHIBIT III

Vessels	Type	Built/Delivery Date	DWT	Net Charter Rate(1)		Profit Share	Expiration Date(2)
Owned Vessels
Colin Jacob	LR1 Product Tanker	2007	74,671	17,000		50/50 above $17,000	Jun-13
Ariadne Jacob	LR1 Product Tanker	2007	74,671	17,000		50/50 above $17,000	Jul-13
Nave Cosmos	Chemical Tanker	Q4 2010	25,130	10,238	(5)	None	Feb-11
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May-14
Shinyo Navigator	VLCC	1996	300,549	42,705		None	Dec-16
C.Dream	VLCC	2000	298,750	29,625	(3)	50% above $30,000	Mar-19
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	Jan-17
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	Feb-17
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	Jun-25
						40% above 59,388
						50% above 69,388
Owned Vessels to be Delivered
Nave Polaris	Chemical Tanker	Q4 2010	25,000
Shinyo Kieran	VLCC	Q2 2011	298,000	48,153		35% above $54,388	Jun-26
						40% above $59,388
						50% above $69,388
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	MR2	Q1 2012	50,000
TBN	MR2	Q2 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
Options to Acquire Vessels(4)
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000

(1)	Net Time Charter-out Rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery by charterers.

(3)	Vessel sub-chartered at $34,843 per day over the next two years.

(4)	Our options to acquire the two LR1 vessels expire on March 2011.

(5)	Charterer’s option to extend the charter for an additional 3 months at $12,188/day.